UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fenix Parts, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

31446L100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No.: 31446L100		13G

1.	Names of Reporting Persons. ASCEND CAPITAL, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,861,317

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,861,317

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3

12.	Type of Reporting Person: HC, IA

CUSIP No.: 31446L100		13G

1.	Names of Reporting Persons. ASCEND CAPITAL LIMITED PARTNERSHIP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,253,218

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,253,218

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,218

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3

12.	Type of Reporting Person: IA

CUSIP No.: 31446L100		13G

1.	Names of Reporting Persons. Malcolm P. Fairbairn

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,861,317

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,861,317

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3

12.	Type of Reporting Person: IN, HC

CUSIP No.: 31446L100	13G

Item 1(a).	Name of Issuer: Fenix Parts, Inc.. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: One Westbrook Corporate Center, Suite 920, Westchester, Illinois 60154

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)                 Ascend Capital, LLC (“AC LLC”);

ii)            Ascend Capital Limited Partnership (“ACLP”); and

iii)         Malcolm P. Fairbairn (“Mr. Fairbairn”).

This statement relates to Shares (as defined herein) held in client accounts to which AC LLC or ACLP serves as investment adviser and/or general partner (the “Client Accounts”).  AC LLC is the general partner of ACLP.  Mr. Fairbairn is the managing member of AC LLC.  In such capacities, AC LLC, ACLP and Mr. Fairbairn may be deemed to have voting and dispositive power over the Shares held in the Client Accounts.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of AC LLC, ACLP and Mr. Fairbairn is 4 Orinda Way, Suite 200-C Orinda, CA 94563.
Item 2(c).	Citizenship:
i) AC LLC is a Delaware limited liability company; ii) ACLP is a Delaware limited partnership; and iii) Mr. Fairbairn is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value (the “Shares”)
Item 2(e).	CUSIP Number: 31446L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

CUSIP No.: 31446L100	13G

Item 4.	Ownership:
Item 4(a)	Amount beneficially owned:

As of February 2, 2017, each of AC LLC and Mr. Fairbairn may have been deemed the beneficial owner of 1,861,317 Shares.  As of February 2, 2017, ACLP may have been deemed the beneficial owner of 1,253,218 Shares.  Such Shares are held in Client Accounts, including without limitation, those owned by private fund clients.

Item 4(b)	Percent of class:

As of February 2, 2017, each of AC LLC and Mr. Fairbairn may have been deemed the beneficial owner of approximately 9.3% of Shares outstanding.  As of February 2, 2017, ACLP may have been deemed the beneficial owner of approximately 6.3% of Shares outstanding.  (There are approximately 19,957,009 Shares outstanding, according to the Issuer’s Form 10Q filed June 28, 2016.)

Item 4(c)	Number of shares of which such person has:

AC LLC and Mr. Fairbairn:

(i)                         Sole power to vote or direct the vote:                                                                                                                 0

(ii)                      Shared power to vote or direct the vote:                                                                                                  1,861,317

(iii)                   Sole power to dispose or direct the disposition of:                                               0

(iv)                  Shared power to dispose or direct the disposition of:                                 1,861,317

ACLP:

(i)                         Sole power to vote or direct the vote:                                                                                                                   0

(ii)                      Shared power to vote or direct the vote:                                                                                                    1,253,218

(iii)                   Sole power to dispose or direct the disposition of:                                                0

(iv)                  Shared power to dispose or direct the disposition of:                                   1,253,218

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

AC LLC or ACLP serves as the investment adviser and/or general partner to each of the Client Accounts, each of which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  No Client Account holds more than 5% of the Shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

CUSIP No.: 31446L100	13G

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Exhibits.

Exhibit A                                             Joint Filing Agreement by and between the Reporting Persons dated February 2, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2017

ASCEND CAPITAL, LLC

By:	/s/Benjamin D. Slavet
Name:	Benjamin D. Slavet
Title:	Chief Operating Officer & Chief Financial Officer

ASCEND CAPITAL LIMITED PARTNERSHIP

By: ASCEND CAPITAL, LLC, its general partner

By:	/s/Benjamin D. Slavet
Name:	Benjamin D. Slavet
Title:	Chief Operating Officer & Chief Financial Officer

MALCOLM FAIRBAIRN

/s/Malcolm Fairbairn

CUSIP No.: 31446L100	13G

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

CUSIP No.: 31446L100	13G

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Fenix Parts, Inc., dated as of February 2, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 2, 2017

ASCEND CAPITAL, LLC

By:	/s/Benjamin D. Slavet
Name:	Benjamin D. Slavet
Title:	Chief Operating Officer & Chief Financial Officer

ASCEND CAPITAL LIMITED PARTNERSHIP

By: ASCEND CAPITAL, LLC, its general partner

By:	/s/Benjamin D. Slavet
Name:	Benjamin D. Slavet
Title:	Chief Operating Officer & Chief Financial Officer

MALCOLM FAIRBAIRN

/s/Malcolm Fairbairn